UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Premier Exhibitions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74051E102

(CUSIP Number)

Mark A. Sellers

Sellers Capital LLC

707 Skokie Boulevard

Northbrook, IL 60062

(312) 674-4573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102	Page 2 of 7

1.	Names of Reporting Persons Sellers Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,430,179
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,430,179
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,430,179
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 31.5% as of February 21, 2014 (based on 49,041,031 shares of Common Stock outstanding, per Form 10-Q dated January 14, 2014).
14.	Type of Reporting Person (See Instructions) IA/OO

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 3 of 7

1.	Names of Reporting Persons Sellers Capital Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,430,179
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,430,179
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,430,179
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 31.5% as of February 21, 2014 (based on 49,041,031 shares of Common Stock outstanding, per Form 10-Q dated January 14, 2014).
14.	Type of Reporting Person (See Instructions) IV

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 4 of 7

1.	Names of Reporting Persons Mark A. Sellers
2.	Check the Appropriate Box if a Member of a Group (See Instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,430,179
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,430,179
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,430,179
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 31.5% as of February 21, 2014 (based on 49,041,031 shares of Common Stock outstanding, per Form 10-Q dated January 14, 2014).
14.	Type of Reporting Person (See Instructions) IN/HC

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 5 of 7

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 18”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on July 16, 2013 (“Amendment 17”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock (the “Common Stock”) of Premier Exhibitions, Inc., a Florida corporation (the “Issuer”). Any capitalized terms used and not defined in this Amendment 18 shall have the meanings set forth in Amendment 17, previous amendments and/or the original Schedule 13D to which this Amendment 18 relates. Only those items that are hereby reported are amended; all other items remain unchanged.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed by Sellers Capital LLC (“SC”), Sellers Capital Master Fund, Ltd. (“SCMF”) and Mark A. Sellers.

(b)	The principal business office of SC and Mark A. Sellers is 707 Skokie Boulevard, Northbrook, IL 60062. The principal business office of SCMF is c/o M&C Corporate Services, Ugland House, South Church Street, PO Box 309 GT, George Town, Grand Cayman, Cayman Islands.

Item 4.	Purpose of Transaction

On February 14, 2014, SCMF distributed 1,184,950 shares of Common Stock to certain persons redeeming interests in SCMF’s feeder funds, at a price per share value of $1.16. On November 12, 2013, SCMF distributed 241,343 shares of Common Stock to certain persons redeeming interests in SCMF’s feeder funds, at a price per share value of $1.53.

Reporting Person Mark A. Sellers, who is also Chairman of the Issuer’s Board of Directors (the “Board”), seeks to reduce the size of Issuer’s Board from seven (7) to five (5) Directors. Mr. Sellers has asked two members of the Board for their resignation and is currently in discussions with these Directors to achieve this objective. Mr. Sellers, on behalf of Sellers Capital Master Fund, believes that reducing the size of the Board is consistent with the desire of a majority of the Issuer’s shareholders and that a smaller Board would be more effective and efficient in overseeing the Company’s operations and strategic initiatives. Should these Directors refuse to resign, Mr. Sellers, on behalf of Sellers Capital Master Fund, Ltd., would, at that time, determine what additional steps might be taken to effectively remove these Directors.

Item 5.	Interest in Securities of the Issuer

(a) SCMF is the direct beneficial owner and SC and Mark A. Sellers are the indirect beneficial owners of 15,430,179 shares of Common Stock. This represents approximately 31.5% percent of the outstanding shares of Common Stock, based on 49,041,031 shares of Common Stock outstanding, per Form 10-Q dated January 14, 2014.

(b) Each of the Reporting Persons has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 15,430,179 shares of Common Stock.

(c) Other than the matters referred to herein, there have been no other transactions in the Common Stock effected by the Reporting Persons during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1: Amended Joint Filing Agreement, dated February 19, 2014, among Sellers Capital LLC, Sellers Capital Master Fund, Ltd. and Mark A. Sellers.

CUSIP No. 74051E102	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 21st day of February, 2014.

Sellers Capital LLC

By:	/s/ Mark A. Sellers
Name: Mark A. Sellers Title: Managing Member

Sellers Capital Master Fund, Ltd.

By:	/s/ Mark A. Sellers
Name: Mark A. Sellers Title: Managing Member, Sellers Capital LLC, Investment Manager

/s/ Mark A. Sellers
Mark A. Sellers